Cascades Announces Investments of $30 Million as Part

of the Consolidation of Its Corrugated Products Sector in Ontario

Kingsey Falls, Québec – April 25, 2012 – Cascades Inc. (TSX: CAS), leader in the recovery and manufacturing of green packaging and tissue products, announces the consolidation of its corrugated product plants in its Norampac division in Ontario. The consolidation translates into an investment totalling in excess of $30 million in the Vaughan, St. Mary’s, Etobicoke and Belleville plants, and the closure of the North York and Peterborough units, as well as the OCD plant in Mississauga.

“The purpose of this restructuring is to optimize the productivity in our corrugated product plants in Ontario and enhance customer service. These steps are in line with our regional development strategy, which includes the recent acquisition of three Bird Packaging plants,” explained Marc-André Dépin, President and Chief Executive Officer of Norampac.

As part of the strategic plan set in motion by Cascades, this consolidation aims to improve the group’s profitability in an increasingly competitive market. This decision is another step in a series of initiatives taken over the past years that seek to modernize the Company’s assets. With this goal in mind, Cascades announced in June 2011, the construction of Greenpac Mill LLC, a lightweight containerboard mill located in Niagara Falls, NY.

Investment in the Corrugated Products Sector

With this investment of over $30 million, Norampac aims to modernize manufacturing equipment in the four Ontario plants and increase production capacity, profitability, as well as productivity.

“We are investing for the future by taking the necessary measures to strengthen our leadership in the market and demonstrate our commitment to our clients,” explained Mr. Dépin. “The Vaughan, St. Mary’s, Etobicoke and Belleville plants have the ideal infrastructure in which to incorporate new equipment with cutting edge technology, ranking them among the most competitive in Canada. These investments will enable us to provide clients with a wider variety of packaging products, increase the speed of execution and improve the quality of our products and services,” added Mr. Dépin.

Closure of Three Plants

In a competitive packaging market, which is strongly influenced by the strength of the Canadian dollar and enhanced competition from US manufacturers, Norampac has no choice but to reduce its operating costs through the closure of three corrugated product plants in Ontario.

“The decision to close the OCD, North York and Peterborough plants can be explained by a decrease in demand in the Canadian and North American corrugated products industry dating back to the beginning of the recession, as well as the large number of Norampac converting plants in Ontario. These factors, combined with adverse economic conditions, have forced us to restructure our assets in order to be more competitive” explained Mr. Dépin. The three operating units are scheduled to close at the end of 2012.

The OCD, North York and Peterborough plants are specialized in converting corrugated products. In preparation for the closures, production from these plants will gradually be redirected to other Norampac converting plants in the Province, which will continue to supply the plants’ clients with the same quality and services. Many of the 200 employees from the three plants will have the opportunity to transfer to other Norampac plants in Ontario.

“As was the case in Québec in 2010 and in the north-east of the United States in 2011, the consolidation of our Norampac operations in Ontario, to which we are adding significant investments to modernize our facilities, will allow us to optimize our assets in this region and improve Cascades’ performance,” added Mr. Dépin.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Media

Hubert Bolduc

Vice-President, Communications and Public Affairs

Cascades Inc.

514-912-3790

hubert_bolduc@cascades.com

Investors

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

Source Marc-André Dépin President and Chief Executive Officer Norampac, a Division of Cascades Canada ULC